AUSTRIA FUND INC DFRN14A
Filing Date: 12/1/98


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 TYPE:  DFRN14A
 SEQUENCE:  1

                        Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777, Asheville, NC  28801
           828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

December 1, 1998

VIA EDGAR


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  1934 Act Filings
            ----------------

            Re:   The Austria Fund, Inc.
                  Revised Definitive Proxy Statement Materials
                  -------------------------------------

Ladies and Gentlemen:

Transmitted for filing pursuant to Rule 14a-6(h) under the Securities Exchange Act of 1934, as amended, is a revised definitive proxy statement and related materials that I am planning to use in connection with my solicitation of proxies from shareholders of The Austria Fund, Inc. (the "Fund") to be voted at the 1998 Annual Meeting of
Shareholders of the Fund. This solicitation is being made in opposition to the Fund's solicitation of proxies.

            This proxy statement incorporates minor revisions to the
prior proxy statement filed on November 17, 1998.  The following changes were made to the proxy statement. First, the following language has been added at the end of the section "CONTRACT TERMINATION PROPOSAL" on page 12: "The Fund has taken the position that passage of this stockholder proposal would immediately terminate Alliance's services resulting in a disruption of portfolio management. They argue that extensive time and shareholder approvals would be required which could result in harming shareholder value. The Soliciting Shareholder and the author of this proposal respectfully disagree with this position and believe that the relevant law would permit an orderly transition of management services.." Second, the following language has been added at the end of the last paragraph of the section "PROPOSAL RECOMMENDING REIMBURSEMENT OF EXPENSES OF SOLICITING SHAREHOLDER" on page 13: "The Fund has taken the position that exemptive relief would be required from the SEC in order to implement this proposal and that the SEC may not approve the reimbursement of expenses to an Affiliate such as the Soliciting Shareholder." Both the Fund and the SEC have reviewed these changes. The paragraph on page 3 beginning "To enable us to vote your shares," has been modified as follows: the former phrase "in favor of the election of our nominees and the proposals noted above,..." has been replaced with the phrase "... on these issues..." Miscellaneous spelling changes were made including changing the word "adviser" to the word "advisor" in various places and in some cases the word "stockholder" to "shareholder". Other miscellaneous typos were corrected. Cosmetic changes include dividing lines between sections and the insertion of a header which will appear on each page of
our final proxy which reads "OPPOSING PROXY   1998            THE AUSTRIA FUND,
INC." Descriptive labels were added to Exhibit 3 (page 17), which now reads "EXHIBIT 3 Value Enhancement Recommendations and Termination Proposal", and
to Exhibit 4 (page 22), which now reads "EXHIBIT 4        Request to Nominate
Non-Incumbent Directors."




Please call me at (828) 274-1863 if you have any questions or comments.

                                         Very truly yours,

                                         /s/William A. Clark
                                         William A. Clark



                          SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by Registrant  [     ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[   ] Preliminary Proxy Statement     [  ]  Confidential, For Use of the
                                            Commission Only (as
                                            permitted
                                            by Rule 14a-6(e)(2))

[ X ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12
                           THE AUSTRIA FUND, INC.
------------------------------------------------------------------------
                   (Name of Registrant as Specified in its Charter)
                             Deep Discount Advisors, Inc.
------------------------------------------------------------------------

   (Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]     No fee required.

[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

          (1) Title of each class of securities to which transaction applies: _____________________________________________

          (2) Aggregate number of securities to which transaction applies: _____________________________________________

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                 ______________________________________________________
          (4)    Proposed maximum aggregate value of transaction:
                 ______________________________________________________
          (5)    Total fee paid:_______________________________________
 [   ]     Fee paid previously with preliminary materials.



[   ]   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the
offsetting fee was paid previously.   Identify the previous filing by
registration statement number, or the form or schedule and the date of its filing.

       (1)   Amount previously paid:
             _______________________________________
       (2)   Form, Schedule or Registration Statement No.:
             _______________________________________
       (3)   Filing Party:
             _______________________________________
       (4)   Date Filed:
             _______________________________________



OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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                     Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777, Asheville, NC  28801
           828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com


Dear Fellow Stockholders:

I am President of Deep Discount Advisors, Inc., and General Partner of Ron Olin Investment Management Company, both registered investment advisors, which are the Soliciting Shareholders ("Soliciting Shareholder") for this Proxy.

As a long-term stockholder of The Austria Fund,Inc. (the "Fund"), I am concerned about the persistent discount from net asset value per share ("NAV") at which shares of the Fund have traded.

To help give stockholders a stronger voice on matters affecting the value of their investments in the Fund at the 1998 Meeting of Stockholders, we intend to nominate four persons for election as directors of the Fund. We also intend to introduce four proposals for action by stockholders. The meeting will be held on January 13, 1999.

The persons we intend to nominate for election as directors are: Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark. Each is committed to exploring fully and implementing measures intended to increase the NAV of your shares and to eliminate the discount from NAV. If elected, Messrs. Olin, Bradshaw, Bentz, and Clark would encourage the Board of Directors to consider and to implement a variety of actions designed to enhance stockholder value.

Some of these might include, but are not limited to:

        - Significant perpetual repurchases of shares in the market, which would have the effect of increasing NAV and the likely effect of reducing the discount;

        - Delivering NAV to those shareholders who want it as soon as is practical while minimizing the impact on those investors who may want to remain in a closed-end fund structure;

        - Implementing an open-ending of the Fund as cheaply and quickly as possible WITH NO REDEMPTION FEES WHATSOEVER if the open-ending proposal presented to shareholders is approved;

At the meeting, we will introduce for approval by stockholders the following proposals:

        - A resolution terminating the investment advisory agreement between the Fund and Alliance Capital Management, L.P.
          ("Alliance"), the Fund's investment advisor;

        - A resolution recommending that the Board of Directors take necessary steps to require all Board Members to stand for election every year;

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OPPOSING PROXY   1998        THE AUSTRIA FUND,INC.
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        - A resolution stating that it would be in the best
          interests of the Fund and its stockholders for members of the Board of Directors who are not standing for re-election this year to resign;

        - A resolution recommending that the Board of Directors authorize and direct the officers of the Fund to reimburse the Soliciting Shareholder for reasonable expenses incurred in connection with our solicitation of proxies.


We believe that both the management of the Fund, Alliance, and the Fund's Board of Directors have been unresponsive to the legitimate concerns of long-term stockholders. Consequently, we now believe that the only way to assure that stockholder interests are given primary consideration is through significant stockholder representation on the Board of Directors. We are not interested in competing for the Fund's advisory contract and would not agree to be the replacement for Alliance as manager if their advisory contract were terminated.

Don't let the Fund's proxy confuse the issues for you. Alliance did not dispute the facts and dollar amounts stated in the supporting statement for the termination proposal (Exhibit 3) because they are indisputable. On 2/28/98, when the market price of the shares was $11.44, the shareholders had collectively made about $12 million on their investment over eight years while paying out $25 million in advisory fees, director fees, underwriting fees and other expenses. As of 11/13/98 the market price of the shares had fallen to $10.19, representing approximately $15 million less in value. The elimination of the discount (over $16 million on 11/13/98) would substantially improve the investment results of the shareholders. We believe Alliance is currently standing in the way of the shareholders realizing full value for their shares.

In its self-serving claims to "set the record straight", the Fund's proxy states that the Fund has had "fine performance", that Alliance has demonstrated its commitment to stockholder values, and that approval of the termination proposal could "substantially harm" the fund's shareholders by disrupting the Fund.

Please read between the lines before you vote on all the issues presented to you. By almost any objective standard, this has not been a good investment for shareholders but has been a great investment for Alliance. Effective solutions to ending the discount are likely to reduce the size of the fund and the corresponding management fees. Alliance has made a business decision concerning the balance between their well being and the well being of the shareholders. Shareholders need to do the same.

Look at the record. Last year Alliance asked us and other shareholders not to submit a request for an open-ending vote in exchange for their initiating a managed distribution policy. Other shareholders agreed but we refused, and because of our submission of this request, you now have the right to vote on open-ending this year, even if the super-majority requirement may make passage virtually impossible.

On July 4, 1998 (Independence Day) we sent Alliance a letter asking to meet with the Board, suggesting an aggressive share buyback program and/or other discount reduction methods, and included a termination proposal as a last resort if the Fund didn't fix the discount. Alliance responded by permitting us to meet with one director and one other officer of the Fund, both affiliated with Alliance. As we continued to express our displeasure at the poor investment results of the Fund and the growing discount, and told them we were considering possible challenges in the annual meeting, the Fund announced a repurchase program "at such times and in such amounts" as Fund management believes is appropriate.
When we asked that the Fund consider outside individuals representing substantial shareholder interests as director nominees in this year's annual meeting, we, and others who made the same request, were told that such nominees were not
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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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needed.  Alliance's claims concerning its commitment to stockholder value seem to us to represent measured responses calculated to defeat more effective shareholder actions.

Finally, in their opposition to the termination proposal, Alliance is claiming that their removal would disrupt the Fund and could hurt shareholder value.
They are well aware that the relevant provision of the Investment Company Act permits shareholders to terminate the advisor with "up to 60 days notice" and that the fiduciary responsibilities of the Directors would require them to insure an orderly transition and replacement of the advisor. They further know, as representatives of substantial shareholder interests, that we would expect the Directors and Alliance to effect a smooth transition if the termination proposal were to come into effect.

We cannot afford to spend a lot of money on expensive lawyers, multiple mailings, and proxy solicitors who will call you on the telephone and try to record your vote. Indeed, we suspect that the Fund will spend our money, and yours, to do exactly that. They will make it as easy as possible for you to record your vote for management and the status quo. We believe the status quo is your enemy here. You have a chance to vote your own pocketbook. We represent substantial shareholder interests and, if you elect us, we will represent your interests as shareholders. Please vote and return the green proxy card.


Please read the attached Proxy Statement carefully. It contains additional information about the persons we plan to nominate for election as directors and the proposals we plan to introduce.


To enable us to vote your shares on these issues, PLEASE MARK, SIGN, and DATE AND RETURN THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE PRE-PAID ENVELOPE THAT HAS BEEN PROVIDED. You may vote on all proposals contained in the Fund's [WHITE] proxy card by using the enclosed [GREEN] proxy card. Instructions for executing the [GREEN] proxy card are on the next page.

If you have already returned the [WHITE] proxy card sent to you by the Fund, you may revoke that proxy and vote for our nominees and proposals by marking, signing, dating and mailing a later dated [GREEN] proxy card.

AFTER SUBMITTING A [GREEN] PROXY CARD, PLEASE DO NOT RETURN A [WHITE] PROXY CARD (EVEN IF YOU ARE VOTING AGAINST THE NOMINEES NAMED IN THE FUND'S PROXY STATEMENT). DOING SO WILL REVOKE YOUR [GREEN] PROXY CARD.

If you have any questions, please call me at (828) 274-1863

Sincerely yours,



Ronald G. Olin



TO SUPPORT OUR EFFORTS TO ENHANCE STOCKHOLDER VALUE, PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED [GREEN] PROXY CARD USING THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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VOTING INFORMATION

The Fund's proxy materials include proposals relating to the election of Directors, ratification of the selection of the Fund's independent Accountants, terminating the investment advisory contract, and open-ending the Fund. You may vote on each of the matters contained in the Fund's proxy statement, as well as additional shareholder proposals by completing and returning the enclosed [GREEN] proxy card.

The Soliciting Shareholder is not making any recommendation as to how you should vote on ratification of the selection of the Fund's independent accountants.

A [GREEN] proxy card which is returned to the Soliciting Shareholder or its agent will be voted as you indicate on the card. If a [GREEN] proxy card is returned without indicating how to vote on a matter, your shares will be voted FOR the election of our nominees, FOR the proposal recommending that the Board take steps to require all Board members to stand for election every year, FOR the proposal recommending that the Board authorize management to reimburse the Soliciting Shareholder for reasonable expenses incurred in this proxy solicitation, and will ABSTAIN on the proposal to ratify the selection of the Fund's independent accountants. All other stockholder proposals contained in this proxy or introduced at the meeting for which you have not indicated your preference will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders in the sole judgement and opinion of the Soliciting Shareholder.

If you have already returned the [WHITE] proxy card that was sent to you by the Fund, you may revoke that proxy and vote for the Soliciting Shareholder's nominees and proposals by marking, signing, dating and mailing a later dated [GREEN] proxy card.

Completing and returning a [WHITE] proxy card, even to vote against the nominees named in the Fund's proxy statement, after you return the enclosed [GREEN] proxy card will revoke the proxy given in the [GREEN] card.

Therefore, DO NOT return a [WHITE] proxy card after returning the [GREEN] card, unless you wish to completely cancel ALL of your choices on the [GREEN] proxy card.
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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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                      PROXY STATEMENT IN OPPOSITION
      TO SOLICITATION BY THE BOARD OF DIRECTORS OF AUSTRIA FUND, INC.

                     ANNUAL MEETING OF STOCKHOLDERS
                     To be held on January 13, 1999

This proxy statement and the enclosed [GREEN] proxy card are being furnished to holders of record on October 30, 1998 (the "Record Date") of shares of common stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc., a Maryland corporation (the "Fund"), by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors, (the "Soliciting Shareholder"), in connection with the solicitation of proxies by the Soliciting Shareholder for use at the 1998 Annual Meeting of the Fund to be held on January 13, 1999, at the offices of the Fund, 1345 Avenue of the Americas, New York, New York 10105, at 11:00 a.m., New York time. The principal executive offices of the Fund are located at 1345 Avenue of the Americas, New York, New York 10105. The Soliciting Shareholder is soliciting a proxy to vote your shares at the 1998 Annual Meeting of Stockholders of the Fund and at any and all adjournments or postponements of the meeting.

This proxy statement and the enclosed [GREEN] proxy card are first being sent to stockholders of the Fund on or about December 7, 1998.

INTRODUCTION

There are four matters that the Fund has scheduled to be voted on at the meeting:

1.   The election of four persons to serve as directors of the Fund;

2. The ratification of the selection by the Board of Directors of PricewaterhouseCoopers LLP as the independent accountants of the Fund for the year ending August 31, 1999;

3. A stockholder proposal to terminate the Fund's advisory agreement with Alliance Capital Management, L.P., which serves as the investment advisor of the Fund (the "Contract Termination Proposal");

4. A proposal that the Board of Directors of the Fund take steps to convert the Fund to an open-end investment company ("Open-Ending Proposal") by amending the Articles of Incorporation accordingly and to change the subclassification of the Fund from a closed-end investment company to an open-end investment company.


With respect to these matters, the Soliciting Shareholder is soliciting a proxy to vote your shares:

      - IN FAVOR of the election of four persons whom the Soliciting Shareholder intends to nominate for election as directors of the Fund; and

With regard to items 3 and 4 above, the Contract Termination Proposal and the Open-Ending Proposal, respectively, the Soliciting Shareholder will vote in accordance with your wishes on those matters. If no instructions are given, the Soliciting Shareholder will vote in accordance with the best interests of all shareholders at the time of the Annual Meeting. This decision will be made in the sole discretion of the Soliciting Shareholder, unless otherwise specified on the [GREEN] Proxy card.

The Soliciting Shareholder is making no recommendation on how shares should be voted on the ratification of the selection of the Fund's independent accountants and will ABSTAIN if no preference is indicated.

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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The Soliciting Shareholder is also soliciting your proxy to vote your shares on the following proposals, which we intend to introduce at the meeting (but which do not appear in the Fund's proxy statement or on its [white] proxy card):


5. A stockholder proposal recommending that the Board of Directors take necessary steps to require all Board Members to stand for election every year, ("Annual Election of All Directors");

6. A stockholder proposal stating that it would be in the best interests of the Fund and its stockholders for members of the Board of Directors who are not standing for re-election this year to resign, ("Resignation of Directors"); and

7. A stockholder proposal recommending that the Board of Directors authorize and direct the officers of the Fund to reimburse the Soliciting Shareholder for reasonable expenses incurred in connection with its solicitation of proxies.

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How Proxies Will Be Voted

All of the proposals scheduled by the Fund to be voted on at the meeting are included in the enclosed [GREEN] proxy card. If you wish to vote IN FAVOR of our nominees, and FOR any of the other proposals, you may do so by completing and returning a [GREEN] proxy card.

If you return a [GREEN] proxy card to the Soliciting Shareholder or its agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of our nominees for director, FOR the proposal recommending that the Board take steps to require all Board members to stand for election each year, FOR the proposal recommending that the Board authorize management to reimburse the Soliciting Shareholder for reasonable expenses incurred in this proxy solicitation. If you do not indicate how to vote on the ratification of the selection of the Fund's independent accountants, your shares will be voted TO ABSTAIN on that matter. All other stockholder proposals contained in this proxy or introduced at the meeting will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders, in the sole judgement and opinion of the Soliciting Shareholder. If you return a [GREEN] proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting and proposals of other stockholders.

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Voting Requirements

Only stockholders of record on the Record Date are entitled to vote at the meeting. According to the Fund's proxy statement, there were 11,703,031 shares of Common Stock issued and outstanding on the Record Date. Holders of record on the Record Date will be entitled to cast one vote on each matter for each share of Common Stock held. Directors of the Fund are elected by a plurality of the votes cast. Ratification of the selection of the Fund's independent accountants and approval of stockholder proposals numbers 5, 6, and 7 described in this proxy statement each require the affirmative vote of a majority of the shares voting on the matter. The Contract Termination Proposal, Proposal 3, requires the vote of a majority of the outstanding voting securities of the Fund, as defined by the Investment Company Act of 1940 (the "1940 Act"). This majority means the lesser of: (1) 67% or more of the Common Stock of the Fund present at the meeting, if the holders of more than 50% of the outstanding Common Stock are present or represented by proxy; or (2) more than 50% of the outstanding Common Stock. The Open-Ending proposal, Proposal 4, requires the affirmative vote of two thirds of the Fund's outstanding shares.

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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In tallying stockholder votes, abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum is present for purposes of convening the meeting. Abstentions and broker non-votes will have no effect on the election of directors. The four nominees receiving the largest number of votes will be elected to serve as directors of the Fund. In addition, abstentions and broker non-votes are not considered votes "cast" and thus, will have no effect on any proposal other than the Contract Termination Proposal, Proposal 3, and the Open-Ending Proposal, Proposal 4, in which case they will have the same effect as "no" votes.

The presence, in person or by proxy, of the holders of more than 50% of the shares of Common Stock of the Fund entitled to vote at the meeting will constitute a quorum for the transaction of business. If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the stockholder proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The proxies may also propose an adjournment for other reasons. Any adjournment will require the affirmative vote of a majority of those shares present at the meeting in person or by proxy. If an adjournment of the meeting is proposed, the persons named as proxies on the [GREEN] proxy card will vote for or against such adjournment in their discretion.

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Revocation of Proxies

You may revoke any proxy you give to management or the Soliciting Shareholder at any time prior to its exercise in the following ways:

Deliver a written revocation of your proxy to the Secretary of the Fund;

Execute and deliver a later dated proxy to the Soliciting Shareholder or to the Fund or our respective agents; or

Vote in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.)

There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

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INFORMATION CONCERNING THE SOLICITING SHAREHOLDER

The beneficial shareholders making this solicitation are Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors. These companies presently manage investment portfolios having assets in excess of $180 million.

Our address is One West Pack Square, Suite 777, Asheville, NC  28801.

As of the Record Date, the Soliciting Shareholder has the beneficial ownership of 1,397,408 shares of Common Stock of the Fund, held by principals and clients of the companies and representing approximately 11.9 % of the issued and outstanding shares of Common Stock of the Fund.

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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Exhibit 1 to this proxy statement contains a schedule showing the purchases and sales of Common Stock of the Fund by the Soliciting Shareholder within the past two years.

The Soliciting Shareholder has made the decision to seek Board representation after what we consider to be an extended period of unsatisfactory shareholder results. Moreover, we have not seen effective measures taken by Alliance nor effective direction by the current Board to deal with the persistent discount to NAV at which the Fund's shares trade on the open market. We have had an active dialogue with the Fund in an attempt to address these issues. A summary of our recent communication with the Fund follows below:

1.  12/29/97     Shareholder Vote to Open-End the Fund   -  Deep Discount
Advisors, Inc. president, Ron Olin, submits a letter to the Fund requesting that the Fund include a proposal to convert the fund to an "open-end company" pursuant to the Fund's Articles of Incorporation which require that such a proposal be submitted to the shareholders if (i) the Fund's shares have traded at an average discount of more than 10% for the 12 weeks preceding December 31, and (ii) 10% or more of the Fund's shareholders request in writing that such an open-ending proposal be submitted to all shareholders at the next Annual Meeting.

2.  7/4/98    Independence Day Letter  -   Deep Discount Advisors, Inc. sends a
letter to the Fund outlining techniques for enhancing shareholder value and eliminating the Fund's discount and also requesting a meeting with the Fund's Board. The letter includes a shareholder proposal to the Fund, to be included in the Fund's Proxy statement, which requires that the advisory agreement between the Fund and Alliance Capital Management, L.P. be terminated and that competitive bids for a new investment manager be solicited by the Board. This letter which includes a supporting statement detailing the reasons for the proposal is attached as Exhibit 3.

3.  10/7/98   Nominate Non-Incumbent Candidates with large Shareholder Interests for Board Representation - Deep Discount Advisors, Inc. submits a request to the Board of Directors of the Fund that they nominate as Directors for the next Annual Meeting the 4 nominees cited in this proxy as candidates who would represent substantial shareholder interests on the Board. This letter is attached as Exhibit 4.

4.    10/23/98   Refusal to Nominate Non-Incumbent Board Candidates  -   The
Nominating Committee for the Fund refuses to nominate Messrs. Olin, Bradshaw, Bentz, and Clark as requested, citing their satisfaction with the past performance of the incumbent Directors and the importance of the presence of Austrian citizens on the Board of Directors.

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REASONS FOR THE SOLICITATION

In our view, management has not taken meaningful steps to enhance stockholder value. For this reason, the Soliciting Shareholder is soliciting your vote to elect Messrs. Olin, Bradshaw, Bentz, and Clark to the Board of Directors and to effect various stockholder proposals, which we believe will enhance stockholder value.

The election of Messrs. Olin, Bradshaw, Bentz, and Clark as directors will provide stockholders with an independent voice on important matters affecting the Fund. Their election will give the Board a new perspective and will help assure that measures intended to benefit stockholders are more actively considered. The approval of various proposals will also further these goals to the extent that they may result in:

       - Implementation of new investment advisory arrangements with an investment advisor that is committed to enhancing value for stockholders; and

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       - Greater stockholder guidance to the Board, enhancing its ability to act in the best interests of stockholders.

If you share these goals, we urge you to vote for our nominees and proposals, using the enclosed [GREEN] proxy card.

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CERTAIN CONSIDERATIONS

In deciding whether to give the Soliciting Shareholder your proxy, you should consider the following information.

Even if our nominees are elected and our proposals are approved by stockholders, there can be no assurance that the full Board of Directors will take any actions that we may advocate or that such actions, if taken, will achieve their intended goals. Our nominees will, if elected, represent only four of the Fund's eleven directors, absent the resignation of any Class I or Class III directors.

Implementation of certain Board actions may require stockholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by stockholders, may be associated with certain actions, including but not limited to those associated with holding a special meeting of stockholders.

We believe that all stockholders of the Fund will benefit if any actions taken to improve stockholder value or to reduce or eliminate the discount from NAV are successful. However, the Soliciting Shareholder is paid fees by its clients who hold shares of the Fund. These fees will be greater if the value of the Fund's shares increases and, in some cases, are based upon a share of the profits the client earns.

If the Contract Termination Proposal is approved, it will be necessary for the Fund to retain a new investment advisor and obtain approval of an investment advisory agreement with the new advisor by the Board of Directors of the Fund, including the vote of a majority of the directors who are not "interested persons" of the Fund as defined by the 1940 Act, and by stockholders of the Fund. No assurance can be given that a new advisor will be identified or approved prior to the date as of which the investment advisory agreement with Alliance Capital Management, L.P. terminates. In such event, the Fund might have to implement interim arrangements to assure continued management of the Fund's assets, which might require the issuance of an order by the Securities and Exchange Commission (and of which there can be no assurance). Alternatively, the Board of Directors or officers of the Fund would have to manage the Fund's investment portfolio.

Ron Olin and Deep Discount Advisors, Inc. are parties to a pending legal action involving a closed-end fund. These actions are described in Exhibit 2. In that action, the closed-end fund has alleged that the Soliciting Shareholder has violated certain provisions of the Federal securities laws in connection with the solicitation of proxies. Both Ron Olin and Deep Discount Advisors, Inc. vigorously deny the allegation and have moved for dismissal.

-------------------------------------------------------------------------------


ELECTION OF DIRECTORS

At the meeting, stockholders will have the opportunity to elect four persons as directors of the Fund. The Fund currently has a total of eleven directors, divided into three classes. There are presently four Class I directors, whose terms expire in 2000, four Class II directors, whose terms expire in 1998, and three Class III directors, whose terms expire in 1999. Each person elected as a director at the meeting will be a Class II director and have a term expiring in 2001.

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

The Soliciting Shareholder will nominate Messrs. Olin, Bradshaw, Bentz, and Clark for election as Class II directors of the Fund. Information about the nominees is as follows:


Name, Business Address     Age     Principal Business Occupations
----------------------     ---     ---------------------------------------------
Ronald G. Olin             53      Mr. Olin is President and Chief Executive
One West Pack Square               Officer of Deep Discount Advisors, Inc. and
Suite 777                          General Partner of Ron Olin Investment
Asheville, NC  28801               Management Co.  Both firms are registered
                                   investment advisors specializing in
                                   investments in closed-end funds. He has recently been elected as Chairman of the Board of Clemente Global Growth Fund, a NYSE
                                   Traded closed-end fund with an
                                   internationally diversified portfolio. Prior to founding these investment management firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and D.O.D.

Number of Shares Owned
Directly or Indirectly
As of October 30, 1998             138,366

-------------------------------------------------------------------------------

Ralph W. Bradshaw          47      Mr. Bradshaw has served as Vice President and
One West Pack Square               Secretary of Deep Discount Advisors, Inc., a
Suite 777                          registered investment advisor specializing in
Asheville, NC  28801               closed-end fund investments, for over five
                                   years.  During that period he has also
                                   provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions.
                                   Mr. Bradshaw currently serves as a Director on the Board of Clemente Global Growth Fund, a NYSE-traded closed-end fund with an internationally diversified portfolio.

Number of Shares Owned
Directly or Indirectly
As of October 30, 1998             354

-------------------------------------------------------------------------------

Gary A. Bentz               42      Mr. Bentz has served as Vice President and
One West Pack Square                Chief Financial Officer of Deep Discount
Suite 777                           Advisors, Inc., a registered investment
Asheville, NC  28801                advisor specializing in closed-end fund
                                    investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of Clemente Global Growth Fund, a NYSE-traded closed-end fund with an internationally diversified portfolio.

Number of Shares Owned
Directly or Indirectly
As of October 30, 1998              2,800

-------------------------------------------------------------------------------

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

William A. Clark             53     Since 1995 Mr. Clark has served as Director
One West Pack Square                of Research for Deep Discount Advisors,
Suite 777 Inc.,                     a registered investment advisor
Asheville, NC  28801                specializing in closed-end fund investment,
                                    in addition to providing consulting services in closed-end fund portfolio management.
                                    Mr. Clark has served as an investment
                                    analyst and advisor to private clients for over 17 years. Before joining Deep Discount
                                    Advisors, Mr. Clark served in various
                                    managerial positions, and provided financial services to banks, telecommunications
                                    /software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.

Number of Shares Owned
Directly or Indirectly
As of October 30, 1998              300

-------------------------------------------------------------------------------

As previously noted, Deep Discount Advisors and Ron Olin Investment Management Company are deemed to own beneficially 1,397,408 shares of Common Stock, representing approximately 11.9 % of the shares outstanding on the Record Date, October 30, 1998.

Directors of the Fund who are not affiliated with Alliance Capital Management, L.P. receive an annual stipend for serving on the Board and its committees, an additional sum for each Board meeting which they attend, and reimbursement for out-of-pocket expenses in connection with their attendance at directors' meetings. According to the Fund's Proxy statement, Directors not affiliated with Alliance each received total compensation between $11,500 and $12,000 for the fiscal year ending August 31, 1998. The Fund does not pay any pension or other benefits to its directors.

Other than fees that may be payable by the Fund to its directors, none of the nominees named above has any arrangement or understanding with any person with respect to any future employment by the Fund or by any affiliate of the Fund.

The persons named as proxies in the enclosed [GREEN] proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the four nominees named above. Each nominee has consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

Information regarding the persons now serving as directors and officers of the Fund, and additional information regarding the Fund, is contained in the Fund's proxy statement.
-------------------------------------------------------------------------------

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------


STOCKHOLDER PROPOSALS

The Soliciting Shareholder intends to introduce the following four proposals at the meeting:


CONTRACT TERMINATION PROPOSAL
-------------------------------------------------------------------------------

Several months ago, Ron Olin, President of Deep Discount Advisors, Inc. submitted a stockholder proposal to the Fund. This proposal is included in the Fund's proxy statement and states as follows:

      - RESOLVED: The Fund's investment advisory agreement with its investment advisor, Alliance Capital Management, L.P. (Alliance), shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

If this proposal is approved by stockholders, the Fund's investment advisory agreement with Alliance Capital Management, L.P. will be required to be terminated. We believe that Alliance Capital Management, L.P. has been the primary impediment to allowing shareholders to receive full Net Asset Value
(NAV) if and when they desire to dispose of their shares. Although passage of this proposal would not directly result in achieving this goal, it will encourage the Board of Directors to seek a new investment advisor who is committed to enhancing stockholder value.

In the event this proposal is approved by stockholders, it will be necessary for the Board of Directors, including a majority of the directors who are not "interested persons" (as defined by the 1940 Act) of the Fund, to approve an investment advisory agreement with a new investment advisor to assure continuity of services to the Fund. This new advisory agreement will also have to be approved by stockholders of the Fund prior to its effectiveness. If a new advisory agreement is not approved by stockholders and directors and implemented prior to the effective date of the termination of the present investment advisory agreement, it is possible that there will be a period of time during which the Fund will not have an independent investment advisor responsible for the management and supervision of its investment portfolio.

The Fund has taken the position that passage of this stockholder proposal would immediately terminate Alliance's services resulting in a disruption of portfolio management. They argue that extensive time and shareholder approvals would be required which could result in harming shareholder value. The Soliciting Shareholder and the author of this proposal respectfully disagree with this position and believe that the relevant law would permit an orderly transition of management services.


PROPOSAL RECOMMENDING THAT THE BOARD TAKE STEPS TO REQUIRE
ALL BOARD MEMBERS TO STAND FOR ELECTION EVERY YEAR
-------------------------------------------------------------------------------

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

       - RESOLVED: That the stockholders hereby recommend that the Board of Directors take necessary steps and obtain the necessary approvals to eliminate the current staggered-term structure of the Board and to require all Board members to stand for election every year.

We believe that the Directors of a Fund owe their primary responsibility to the interests of the stockholders and to maximizing stockholder value to the best of their ability. We also believe that anti-takeover provisions such as staggered Board terms, which exist in this Fund, are in conflict with direct Board accountability to the stockholders and are therefore inappropriate for the Fund, which should be run solely for the benefit of the stockholders. Consequently, the elimination of staggered terms for Board

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

members and the requirement that all Board members stand for election every year will make them more immediately accountable to the demands and interests of the stockholders.



PROPOSAL THAT CLASS I AND CLASS III DIRECTORS RESIGN
-------------------------------------------------------------------------------

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

       - RESOLVED: That it would be in the best interests of the Fund and its stockholders for the Class I and Class III directors to resign their positions as directors of the Fund.

Resignation of the Class I and Class III directors will enable the Class II directors, elected at the 1998 Annual Meeting of Stockholders, to have sole responsibility for the consideration and determination of actions that should be taken in seeking to enhance stockholder value and to eliminate or reduce the discount from NAV at which shares of the Fund trade. They would also have the ability to seek additional, independent, qualified directors to serve on the Board.

If our nominees are elected as directors of the Fund and if at least four of the seven Class I and Class III directors of the Fund resign their positions, our nominees will constitute a majority of the Board of Directors. If Messrs. Olin, Bradshaw, Bentz, and Clark comprise a majority of the Board of Directors, they will have the ability to implement measures they believe will enhance stockholder value and are in the best interest of stockholders. Of course, no assurance can be given that any such measures will be successful.


PROPOSAL RECOMMENDING REIMBURSEMENT OF EXPENSES OF SOLICITING SHAREHOLDER
-------------------------------------------------------------------------------

At the meeting, the Soliciting Shareholder intends to introduce the following resolution for approval by the stockholders:

       - RESOLVED: That the stockholders hereby recommend that the Board of Directors authorize and direct the officers of the Fund to reimburse the Soliciting Shareholder for such reasonable fees and expenses as have been and may hereafter be incurred by it in connection with its solicitation of proxies to be voted at the 1998 Annual Meeting of Stockholders.

We believe that the election of our nominees as directors of the Fund and the approval of the stockholder proposals we intend to introduce will benefit the Fund and its stockholders. For this reason, we intend to seek reimbursement to the maximum extent permitted by law of the reasonable fees and expenses we incur in connection with the solicitation of proxies and believe that reimbursement by the Fund would be appropriate. The Fund has taken the position that exemptive relief would be required from the SEC in order to implement this proposal and that the SEC may not approve the reimbursement of expenses to an Affiliate such as the Soliciting Shareholder.


-------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

According to the Fund's proxy statement, as of November 19, 1998: (i) Ron Olin Investment Management Company and Deep Discount Advisors, Inc., both located at One West Pack Square, Suite 777, Asheville, North Carolina 28801, together owned 1,397,408 shares, approximately 13.02% of the outstanding Common Stock of the Fund; (ii) Fidelity Management & Research Company, 82 Devonshire Street, Boston

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

Massachusetts, 02109, owned 1,043,400 shares, approximately 9.72% of the outstanding Common Stock of the Fund; (iii) Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Germany, owned 904,500 shares, approximately 8.43% of the outstanding Common Stock of the Fund; and (iv) no other person owned of record or, to the knowledge of the Fund, beneficially owned more than 5% of the outstanding Common Stock. Mr. Olin and Deep Discount Advisors, Inc. are defendants in litigation involving a closed-end investment company. See
Exhibit 2.

According to the Fund's proxy statement, the directors of the Fund, as a group (11 persons), owned an aggregate of 45,703 shares of Common Stock, representing less than 1% of the outstanding shares.

-------------------------------------------------------------------------------

THE SOLICITATION

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (Soliciting Shareholder) are making this solicitation.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed [GREEN] proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. The Soliciting Shareholder will reimburse these organizations for their reasonable out-of-pocket expenses.

The Soliciting Shareholder will bear all of the fees and expenses related to this proxy solicitation except to the extent that it seeks and obtains reimbursement. We intend to seek reimbursement of these expenses from the Fund and will propose at the meeting that stockholders authorize and direct such reimbursement at the meeting. We estimate that the total amount of fees and expenses we will incur in soliciting proxies will not exceed $50,000, of which none has been expended to date.

We are not and, within the past year, have not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Fund. In addition, there is no arrangement or understanding involving either the Soliciting Shareholder, or any associate which relates to future employment by the Fund or any future transaction with the Fund.

If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy, please contact the Soliciting Shareholder at 828-274-1863.

-------------------------------------------------------------------------------

ADDITIONAL PROPOSALS

We know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Fund's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies on the enclosed [GREEN] proxy card to vote in accordance with their own best judgment on such matters.

The date by which a stockholder must submit a proposal to be presented at the 1999 Annual Meeting of Stockholders is set forth in the Fund's proxy statement.


Dated:  December 1, 1998
-------------------------------------------------------------------------------

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

EXHIBIT 1   Purchases and Sales of OST Shares

SECURITIES OF THE FUND PURCHASED OR SOLD
WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

Except as disclosed in this proxy statement, neither Ronald G. Olin nor Deep Discount Advisors, Inc. nor Ron Olin Investment Management Company has, or had, any interest, direct or indirect, by security holdings or otherwise, in the Fund. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Fund by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company for accounts holding shares as to which they are deemed to be the beneficial owners (the "Accounts").

Some of the shares are held in margin accounts. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

Date   Shares Purchased    Date   Shares Purchased     Date   Shares Purchased
          Or Sold                     Or Sold                     Or Sold

11/1/96      -986         9/30/97     -32,541         2/17/98       5,400
11/19/96      986         10/1/97       7,100          3/4/98         688
11/21/96     3,400        10/2/97       3,100          3/9/98         200
12/3/96      3,954        10/3/97       3,000         3/10/98       1,500
12/17/96     1,076        10/8/97       2,100         3/24/98      18,600
12/31/96    -7,816        10/9/97       6,000          4/3/98      -5,000
2/7/97       1,076       10/10/97       5,000          4/9/98        -700
3/10/97     -1,231       10/17/97      15,000         4/16/98         531
3/13/97      7,500       10/20/97         700         4/27/98         800
3/14/97      1,919       10/21/97       3,000          5/5/98        -900
3/17/97      7,500       10/23/97       2,000         5/12/98        -950
3/24/97      4,641       10/28/97      16,000         6/10/98      -4,880
3/27/97     11,000       10/29/97       5,000         6/12/98      -4,100
3/31/97    -10,261       10/30/97      10,200         6/16/98      -1,500
4/1/97       2,813       10/31/97       7,000         6/25/98      -3,086
4/3/97       3,500        11/3/97       2,469          9/1/98     -13,620
4/4/97         741        11/4/97       1,291         9/11/98       3,000
4/7/97       1,000        11/5/97       4,000         9/16/98       6,000
4/8/97       1,000        11/6/97      10,500         9/17/98       2,300
4/9/97       1,500        11/7/97         741         9/22/98       3,000
4/16/97      4,000       11/10/97      13,000         9/24/98       5,000
4/22/97        600       11/11/97      29,000         9/25/98       1,000
4/24/97      1,600       11/12/97       4,000         9/29/98      18,000
4/25/97      5,511       11/13/97      46,088         9/30/98       5,900
4/28/97      4,000       11/14/97      13,814         10/1/98      99,000
4/30/97      4,000       11/17/97       7,500         10/5/98      42,000
5/1/97       3,500       11/18/97       8,900         10/9/98       2,000
5/2/97       4,000       11/19/97       1,000
5/5/97       5,000       11/20/97       9,600
5/7/97       4,000       11/24/97      25,600
5/8/97       4,000       11/25/97       3,400
5/12/97      1,941       11/26/97      16,200
5/13/97     13,500       11/28/97       3,700
5/16/97      4,000        12/1/97      28,200
5/19/97      3,500        12/3/97      11,700
5/20/97      3,300        12/4/97       5,000
5/22/97      6,100        12/5/97      13,300
5/28/97      4,000       12/11/97      22,300
5/29/97      2,300       12/19/97       5,700
5/30/97      5,900       12/26/97         700
6/2/97       2,500       12/31/97     -34,262
6/4/97       3,300         1/7/98       3,068
6/5/97       4,888         1/8/98       3,400
6/9/97       4,000        1/15/98        -986
6/10/97      4,200        1/16/98       1,300
6/11/97      1,700        1/20/98      10,000
6/13/97      1,400         2/5/98       3,900
9/29/97      4,000        2/10/98         753

-------------------------------------------------------------------------------

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

EXHIBIT 2

               PENDING LITIGATION INVOLVING THE SOLICITING SHAREHOLDER


The soliciting shareholder, and entities affiliated with it, are involved in the following pending litigation relating to closed-end funds. The litigation is pending in U.S. District Court for the Southern District of New York.

The Emerging Germany Fund Litigation

Ronald Olin and Deep Discount Advisors, Inc., of which Ronald Olin is President and Chief Executive Officer, are named defendants in a federal court action for injunctive relief filed on April 8, 1998 by The Emerging Germany Fund, Inc. ("FRG"). FRG filed this action immediately after canceling its 1998 annual meeting scheduled for April 27, 1998, and stated that it would not schedule an annual meeting until the litigation has been resolved.

Subsequently, a class action lawsuit was filed by a stockholder who demanded
that FRG reschedule its 1998 Annual Meeting.   Recently, FRG rescheduled its
1998 Annual Meeting for January 26, 1999 and announced that it would recommend open-ending the Fund.

In its action, FRG alleges that the defendants solicited proxies in violation of
Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with certain postings by Mr. Olin on an Internet bulletin board. FRG also alleges that Mr. Olin, Deep Discount Advisors, Inc. and the three other defendants, Mr. Goldstein, and Opportunity Partners L.P., and Kimball & Winthrop, were a "group" within the meaning of Section 13(d) of the Williams Act, and had failed to file a Schedule 13D.

All defendants have moved to dismiss FRG's complaint. Those motions are pending.

                                 *     *     *

All of the above actions were filed in the Federal District Court , S.D.N.Y. Copies of all pleadings in the above actions are available upon request.

------------------------------------------------------------------------------


EXHIBIT 3   Value Enhancement Recommendations  and  Termination Proposal
-------------------------------------------------------------------------------


                                RONALD G. OLIN
              One West Pack Square, Suite 777, Asheville, NC  28801
             828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com


Edmund P. Bergan, Jr., Secretary Ph: 212-969-2108  Fax:  212-969-2290
The Board of Directors, The Austria Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY  10105

 (via both Fax and Federal Express)                   July 4, 1998

To the Board of Directors of The Austria Fund:

My clients and I currently own more than 10% of the Austria Fund and have held most of the shares for a long time. We are disappointed by the long-term performance of the Fund and the persistent discount at which the Fund's shares have traded.

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders. The purpose of this letter is to suggest two specific remedies, to request a meeting with the Board of Directors to discuss these matters, and to submit a shareholder proposal for the next meeting of the Fund's shareholders.

The shareholder proposal to terminate the management contract with Alliance may seem extreme, but it represents the only effective means the shareholders have to indicate their displeasure if the Board and Advisor fail to respond to their wishes.

A POOR LONG-TERM INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

                      AUSTRIA FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                   All    Total                   Total   Distr. Monthly
 Period  Shares   Offer   Share   Mgmt. Director  Oper.    Paid   Index   Index
 Ending  Issued   Fees    Cost    Fees    Costs  Expense    Out   Value   Units
 9/28/89   5,759   4,830  69,101                                   1,581   +43.7
 2/22/90   2,500   2,450  42,500                                   2,568   +16.6
 8/30/90                           1,078     125   1,713     374   2,240    -0.2
 8/31/91                           1,148     120   1,779   3,469   1,695    -2.0
 8/31/92                             937     179   1,545   1,115   1,565    -0.7
 8/31/93                             789     225   1,431     135   1,814    -0.1
 8/31/94       2              21     993      85   1,603     785   1,967    -0.4
10/07/94   3,442   1,463  26,883                                   1,808   +14.9
 8/31/95                           1,152     173   1,954     293   1,842    -0.2
 8/31/96                           1,432     182   2,291           1,801
 8/31/97                           1,552     202   2,332   1,521   1,782    -0.9
 2/28/98                             829      86   1,264   8,719   2,070    -4.2

 TOTALS   11,703   8,743 138,504   9,912   1,377  15,912  16,411            66.5


MSCI Austria Total         2/28/98   Per   Total    Results        Fund   Index
Return Index (US$)**       Values   Share  Value    Comparison    Shares  Units
------------------------   ----------------------   ----------------------------
Index Units from           Market
 Same Cash Flow     66.5   Price:   11.44 133,853   Market Value 133,853 137,671
Times 2/28/88              Net Asset                + Payouts     16,411  16,411
 Index Value       2,070   Value:   13.36 156,352   - Share Cost 138,504 138,504
Shareholder Value          Discount
 w/ Index Units  137,671   Loss:     1.92  22,499   Net Gain:     11,760  15,578


                        WHO GOT WHAT IN THE AUSTRIA FUND?
                        (September 1989 - February 1998)
Net Gain to Shareholders     $ 12 Mil. xxxxxxxxxxxxxxxxxxxx
Total Fees & Expenses        $ 25 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Shareholder Loss to Discount $ 22 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx Gain to the Austria Index** $ 16 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxx

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

**Note: The MSCI Austria Total Return Index is a standard measure of the returns of capitalization weighted Austrian equities. Index results may be affected because the index is not subject to the same investment policies and restrictions as the Fund. Also, the index is computed on a month-end basis only, so applying the Fund cash flows during each fiscal year to year-end and month-end index values is only an approximation of alternative results.

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a poor long-term investment. Since inception on 9/28/89, the Fund's shareholders have paid $138 million to buy new shares, received $16 million in distributions, and had an investment with a market value of $134 million as of the Fund's report dated 2/28/98.

The shareholders paid out $25 million in advisory fees, director fees, underwriting fees, and other expenses while making less than $12 million on their investment. As of 2/28/98, the discount was costing each and every shareholder $1.92 a share or a +17% extra return. The $22.5 million lost to the discount is almost twice as much as the $12 million the shareholders have collectively managed to realize on their investment since inception of the Fund.

REMEDIES TO REDUCE THE DISCOUNT AND ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that Alliance and the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a reduction in the advisory fee income paid to Alliance due to those shareholders who choose to cash out entirely.
Transactions can be structured so that there will be no resulting tax impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV AND REDUCE THE DISCOUNT

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, sizable buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic says that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 15% discount (similar to that of The Austria Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 8% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +35% (+17% from discount elimination, +8% from NAV enhancement, +10% from the portfolio increase).

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
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Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Austria Fund has ranged from 19% to 42% in recent years. What could be a better investment for the Fund?

Sixty per cent of the Fund's yearly expenses are advisory fees which are proportional to the size of the Fund. A reduction in Fund size by one half might increase the Fund's expense ratio from about 1.8% to about 2.5%. Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended. Fund Advisors and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that open-ending will create tax consequences and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange of an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any tax consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

A somewhat similar action has already been proposed by another closed-end fund organization. In that case, complications have been introduced by a decision to first orchestrate a merger between two different closed-end funds. The merger results in restrictions as to the sizes of the resulting open and closed-end entities which limits the tender offer. I believe such restrictions would not exist in the case of the Austria Fund. Never-the-less, the groundwork has already been laid for a technique which could satisfy all shareholders.

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Austria Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

A REQUESTED MEETING WITH THE BOARD

I would like to request a meeting with the Fund's Board to discuss these potential remedies and other issues relating to performance of the Fund and the discount. The managed distribution policy has not worked, and will never work adequately. It is largely "smoke and mirrors" which may have at best a temporary and relatively small impact on the discount. I believe there is a growing intolerance of the status quo among the shareholders and a level of impatience that will not be satisfied by a "wait and see" response.

Alliance and its closed-end fund Boards have a history of relatively friendly shareholder actions. As closed-end management companies go, Alliance is one of the better ones. However, times are changing and shareholder activism in closed-end funds with discounts is becoming increasingly prominent. Shareholders "need" to be heard and shareholders "will" be heard. I am asking this Board to listen.

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OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

THE SHAREHOLDER PROPOSAL TO TERMINATE ALLIANCE

On May 8, 1998 the SEC overruled the objections of eight fund management companies (including Alliance) and their Boards of Directors and determined that the shareholders of closed-end funds could fire their investment advisor without Board approval. This is the only practical tool the shareholders have if their Board and their Advisor are not responsive to shareholder wishes. The decision to submit this shareholder proposal is occasioned by the filing deadline and the possibility that Alliance and the Board will not take steps which result in eliminating the discount. It would be preferable if the Board would take actions prior to the next meeting of shareholders which would eliminate the need for shareholders to vote in support of this proposal.

I own 1291 shares of The Austria Fund Inc. in my IRA and intend to continue to own these shares until the Fund's next annual meeting. (I am enclosing independent certification from my broker demonstrating continuous beneficial ownership of Fund shares in the required amounts for the required period of time). Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I am hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its 1998 annual meeting of stockholders or any earlier special meeting. The notice of annual meeting for 1997 specifies July 13, 1998 as the deadline for such submissions. It should be noted for the record that I am not interested in competing for the Fund's advisory contract and would not accept it if offered.

SUBMITTED SHAREHOLDER PROPOSAL:

RESOLVED: The Fund's investment advisory agreement with its investment advisor, Alliance Capital Management, L.P. (Alliance), shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

SUPPORTING STATEMENT:

I believe Alliance's advisory contract should be terminated because shareholder results with the Fund have been very poor, and because management fees are apparently so lucrative to Alliance that effective steps to enhance shareholder value are not taken.

Since inception on 9/28/89, the Fund's shareholders have paid $138 million to buy new shares, received $16 million in distributions, and had an investment with a market value of $134 million as of the Fund's report dated 2/28/98. The resulting gain of only $12 million dollars spread over more than 8 years brings into question the value of this manager and this entire economic endeavor. The Net Asset Value (NAV) return of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

The shareholders paid out $25 million in advisory fees, director fees, underwriting fees, and other expenses while making less than $12 million on their investment. As of 2/28/98, the discount was costing each and every shareholder $1.92 a share or a +17% extra return. The $22.5 million lost to the discount alone is almost twice as much as the meager $12 million the shareholders have collectively managed to realize on their investment since inception of the Fund.

After 25 years as a private investor and 10 additional years as an investment professional managing up to $240 million in closed-end fund shares, I am convinced that the biggest problem in fixing discounts and adding market value is the investment advisor. Fees are so lucrative that the fund manager will rarely recommend more than token steps (such as a 10% distribution policy) to enhance shareholder value. I believe the Directors owe their positions to Alliance and therefore will not take effective actions such as committing to perpetual share buy-backs, tender offers, open-endings, or other means to deliver Net Asset Value to shareholders. Such steps would reduce the Fund size and the advisory fees paid to Alliance.

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

Instead, this Fund conducted a rights offering and sold new shares at a discount, which diluted the asset value, added to the supply of shares, and increased the advisory fees paid to Alliance. Further, the board has indicated its opposition to the open-ending proposal in this proxy forced upon it by shareholders. I believe the super-majority requirement imposed by the Fund makes passage virtually impossible.

It is very expensive and time consuming for shareholders to wage successful proxy fights to replace staggered Boards of Directors hand picked by the investment advisor. Fortunately, the law gives shareholders one practical tool to fix this problem. A majority can vote to "fire" the investment manager. Qualified advisors are available that will work with a motivated Board to enhance shareholder value.

We have a chance to send a loud and clear message to the Board that we want the Fund run exclusively for the benefit of the Fund's owners. Vote for this shareholder sponsored resolution.

                     ***End of supporting statement***

CONCLUSION

I am sure the Board would agree that the discount represents both a wasteful loss of shareholder wealth, and an issue of contention between the Fund's owners and its fiduciaries. The shareholders and the Board should work together to resolve this problem expeditiously. Getting rid of the discount would eliminate the need for disruptive activities such as proxy fights, opposing director candidates, and shareholder proposals like the one above.

I remain available at any time for discussions with Alliance or members of the Board concerning any issues related to the Austria Fund, suggestions to remedy the discount, the submitted shareholder proposal, and other ideas to enhance shareholder value. I am looking forward to your response.

Very truly yours,



Ronald G. Olin

------------------------------------------------------------------------------

EXHIBIT 4        Request to Nominate Non-Incumbent Directors
-------------------------------------------------------------------------------

October 7, 1998                               Via Fax and Federal Express


The Austria Fund, Inc.
1345 Avenue of the Americas
New York, New York   10105

Attn:   Mr. Edmund P. Bergan, Jr.

Dear Mr. Bergan:

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are the beneficial holders of 1,395,408 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund"), representing approximately 11.9% of the outstanding shares of Common Stock as of October 7, 1998. According to the Fund's proxy statement for last year's annual meeting of

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

stockholders, December 17, 1997, four Class II Directors are up for election for a term of three years from 1998 to 2001 at the next annual stockholders meeting. These Class II positions are currently held by Mr. Dave H. Williams, Dipl. Ing., Mr. Peter Mitterbauer, Dr. Maria Schaumayer, and Dr. Walter Wolfsberger.

The purpose of this letter is to request that the Nominating Committee nominate Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark for election to the Board to fill the four Directors positions that are due for consideration at the next annual meeting. Brief biographies of Messrs. Olin, Bradshaw, Bentz, and Clark are attached as Exhibit 1. They are prepared to complete any questionnaire prepared by the Fund in order to verify that they are in compliance with all requirements, applicable to directors, of the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws. All four gentlemen have extensive experience in closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

As longtime beneficial stockholders of The Austria Fund, we have been deeply concerned about the persistent discount from net asset value ("NAV") at which the Fund's shares trade on the open market. We believe that other stockholders of The Austria Fund must share this concern. Messrs. Olin, Bradshaw, Bentz, and Clark represent substantial stockholder interests in The Austria Fund, and, if elected to the Board, they would be dedicated to exploring methods of enhancing stockholder returns in a variety of ways, one of which would be the active management of the discount problem. Such methods might include, but are not limited to, the structured purchase of shares in the market by the Fund, which would have the effect of increasing NAV and reducing the discount, and the evaluation of several different ways of delivering NAV to those stockholders who desire it while minimizing the effects on those stockholders who want to keep the closed-end structure and its related benefits.

We believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to NAV. The nomination and election of Messrs. Olin, Bradshaw, Bentz, and Clark will provide a greater degree of independence in evaluating methods of managing the discount structure proactively, and also a fresh perspective for all Board decisions which is more representative of shareholder interests rather than the interests of the Fund's investment manager. The primary objective of Messrs. Olin, Bradshaw, Bentz, and Clark will be to enhance shareholder value.

In the event that the Nominating Committee does not wish to nominate Messrs. Olin, Bradshaw, Bentz, and Clark, we would appreciate the opportunity to discuss this issue with the Nominating Committee and to suggest other nominees who would provide the degree of objectivity and true shareholder representation that we think the Board of The Austria Fund needs at this time.

We thank you and the Nominating Committee for your attention to this request, and would be happy to discuss this request in more detail at your convenience. In view of the schedule for the upcoming meeting, we respectfully request a response to our proposal in writing by October 23, 1998.


Very truly yours,




Gary A. Bentz
Chief Financial Officer


Attch

 EXHIBIT 1

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------

Ronald G. Olin
U.S. Citizen
Age:   53

Mr. Olin is President and Chief Executive Officer of Deep Discount Advisors, Inc. and General Partner of Ron Olin Investment Management Co. Both firms are registered investment advisors specializing in investments in closed-end funds. Prior to founding these investment management firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and
D.O.D.   Mr. Olin currently serves as a Director on other public and private
Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.


Ralph W. Bradshaw
U.S. Citizen
Age:   47
B.S. Chemical Engineering, 1973, Texas A & M University
M.B.A., 1977, Oklahoma State University

Mr. Bradshaw has served as Vice President and Secretary of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. During that period he has also provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions. Mr. Bradshaw currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.


Gary A. Bentz
U.S. Citizen
Age:   42
B.S. Business and Finance, 1978, Trinity University, San Antonio
Certified Public Accountant, 1986

Mr. Bentz has served as Vice President and Chief Financial Officer of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.


William A. Clark
U.S. Citizen
Age:   52
B.A., 1967, University of Texas, Austin
M.B.A., Finance 1980, Southern Methodist University, Dallas

Since 1995 Mr. Clark has served as Director of Research for Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investment, in addition to providing consulting services in closed-end fund portfolio management. Mr. Clark has served as an investment analyst and advisor to private clients for over 17 years. Before joining Deep Discount Advisors Mr. Clark served in various managerial positions, and provided financial services to banks, telecommunications/software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------




                               PROXY CARD

                      PROXY SOLICITED IN OPPOSITION
              TO THE BOARD OF DIRECTORS OF THE AUSTRIA FUND, INC.
   BY DEEP DISCOUNT ADVISORS, INC. AND RON OLIN INVESTMENT MANAGEMENT COMPANY

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 13, 1999

The undersigned hereby appoints Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of AUSTRIA Fund, Inc. (the "Fund") to be held on January 13, 1999, at the offices of the Fund, 1345 Avenue of the Americas, New York, New York 10105, at 11:00 a.m., New York time, (the "Meeting"), and any adjournment(s) or postponement(s) thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [    ].)

1. ELECTION OF DIRECTORS.
   Class Two Directors (term expires in 2001)

FOR ALL NOMINEES  [   ]      WITHHOLD  [   ]      FOR ALL EXCEPT  [   ]

      RONALD G. OLIN
      RALPH W. BRADSHAW
      GARY A. BENTZ
      WILLIAM A. CLARK

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" ANY PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND STRIKE A LINE THROUGH THE NAME(S) OF THE NOMINEE(S). YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" THE ELECTION OF ALL NOMINEES
-------------------------------------------------------------------------------


2. To ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as the Fund's independent accountants for the year ending August 31, 1999:

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

-------------------------------------------------------------------------------

3. Stockholder proposal to terminate the investment advisory agreement between the Fund and Alliance Capital Management, L.P.

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

IF PROPOSAL THREE (3) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
-------------------------------------------------------------------------------

4. A proposal that the Board of Directors of the Fund take steps to convert the Fund to an open-end investment company by amending the Articles of Incorporation accordingly and to change the subclassification of the Fund from a closed-end investment company to an open-end investment company.

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

IF PROPOSAL FOUR (4) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
-------------------------------------------------------------------------------

OPPOSING PROXY   1998       THE AUSTRIA FUND,INC.
-------------------------------------------------------------------------------
5. Stockholder proposal recommending that the Board of Directors take necessary steps to require all Board Members to stand for election every year.

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL FIVE
-------------------------------------------------------------------------------

6. Stockholder proposal stating that resignation of Class I and Class III directors would be in the best interests of the Fund and its stockholders.

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

IF PROPOSAL SIX (6) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
-------------------------------------------------------------------------------

7. Stockholder proposal recommending that the Board authorize and direct the Fund's officers to reimburse the Soliciting Shareholder for reasonable fees and expenses incurred in soliciting proxies.

FOR  [   ]      AGAINST  [   ]      ABSTAIN  [   ]

THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL SEVEN
-------------------------------------------------------------------------------
IMPORTANT - - PLEASE SIGN AND DATE BELOW

SHARES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF THE ELECTION OF ALL NOMINEES NAMED ABOVE IN ITEM 1 AND "FOR" PROPOSALS 5 AND 7 AND WILL ABSTAIN FROM VOTING ON PROPOSAL 2. ALL OTHER PROPOSALS WILL BE VOTED BY THE SOLICITING SHAREHOLDER IN THE BEST INTERESTS OF STOCKHOLDERS AS DETERMINED BY THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER AT THE TIME OF THE MEETING. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT DATED DECEMBER 1, 1998, OF DEEP DISCOUNT ADVISORS, INC. THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF.

(IMPORTANT     -     PLEASE FILL IN DATE)

This proxy card is provided by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both beneficial shareholders of the Fund.

Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer.

If a partnership, please sign in partnership name by authorized person.

SIGNATURE(S)_____________________________________________Dated:_______________

Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and other signing in a representative capacity should include their names and the capacity in which they sign.